MERUS PROVIDES FINANCIAL UPDATE

Toronto, June 20, 2013 - Merus Labs International Inc. ("**Merus**" or the "**Company**") [TSX: MSL, NASDAQ: MSLI] is pleased to announce that it has made its calendar 2013 scheduled principal repayment in the amount of US$7.5 million relating to the debt facility provided to Merus by its primary lender.

The debt facility of US$55 million was arranged in July of 2012 and used to partially fund the Emselex®/Enablex® product acquisition from Novartis Pharma AG ("Novartis") and consisted of a US$35 million term loan and a guarantee for the US$20 million Novartis vendor take back note. On July 11, 2013, as per our credit agreement, the lender will provide the funding to extinguish the Novartis vendor take back note. Taking into account Merus' December 2012 US$5 million principal repayment, the resulting loan balance with the lender on July 11, 2013 will be US$42.5 million.

"We are pleased with the performance of our existing product portfolio and the associated cash flows. Over a short period of time, Merus has been able to substantially reduce its principal amount of indebtedness and will continue to allocate its positive operating cash flows to repay the existing debt. Merus' next scheduled principal repayment is June of 2014 and with the additional funds received from our recent private placement the Company's liquidity position has improved significantly." said Elie Farah, President and CEO of Merus Labs International Inc.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by the introduction of a focused marketing and promotion plan.

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus' actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information please contact:

Merus Labs International Inc.
Elie Farah
President and CEO
Tel: (416) 593-3701
efarah@meruslabs.com